Antares Pharma, Inc.

100 Princeton South, Suite 300

Ewing, NJ 08628

May 16, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director, Office of Electronics and Machinery
Caleb French

Re:	Antares Pharma, Inc.
Registration Statement on Form S-3
Filed May 9, 2017
File No. 333-217808

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Antares Pharma, Inc. (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-217808), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on May 18, 2017, or as soon as practicable thereafter.

ANTARES PHARMA, INC.

By:	/s/ Fred M. Powell
Name:	Fred M. Powell
Title:	Senior Vice President and Chief Financial Officer